FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:

Enclosure 1: Rule 8.3-BHP Billiton PLC on 15 February 2008

Enclosure 2: Rule 8.3-Reuters Group PLC on 15 February 2008

Enclosure 3: Rule 8.3-BHP Billiton PLC on 15 February 2008

Enclosure 4: Rule 8.3-Abbot Group PLC on 18 February 2008

Enclosure 5: Rule 8.3-Reuters Group PLC on 19 February 2008

Enclosure 6: Rule 8.3-Reuters Group PLC on 20 February 2008

Enclosure 1.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	13 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	19,995,418	(0.9060%)	147,722	(0.0066%)
(2) Derivatives (other than options)	25,700	(0.0011%)	138,941	(0.0062%)
(3) Options and agreements to purchase/sell	3,813,000	(0.1727%)	6,120,000	(0.2773%)
Total	23,834,118	(1.0798%)	6,406,663	(0.2901%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale	2,000 7,629 170,000 5,000 1,000 1,230 10,000 5,000 1,772 12,112 1,526 1,526 1,526 7,916 3,474 1,526 15,000 300,000 326,540 1,230 337 7,256 2,744 10,000 280

15.2300 GBP
15.2400 GBP
15.2969 GBP
15.3000 GBP
15.3500 GBP
15.4200 GBP

15.2500 GBP
15.3400 GBP

15.2400 GBP
15.2500 GBP
15.2600 GBP
15.2700 GBP
15.2800 GBP
15.2900 GBP
15.3000 GBP
15.3100 GBP
15.3600 GBP
15.4000 GBP
15.4089 GBP
15.4200 GBP
15.4400 GBP
15.4500 GBP
15.4600 GBP

15.5500 GBP

14.8392 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	14 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchase	250,000	15.0000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
April 2008 Put Option	Purchase	30,000	14.0000 GBP	American	18 Apr 2008
Feb 2008 Put Option	Purchase	50,000	14.0000 GBP	American	15 Feb 2008
Feb 2008 Call Option	Written	30,000	16.0000 GBP	American	15 Feb 2008
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Purchase	5,000	11.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	55,000	18.0000 GBP	American	20 Mar 2008
Dec 2011 Call Option	Written	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Call Option	Purchased	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Put Option	Written	370,000	14.7500 GBP	European	16 Dec 2011
Dec 2011 Put Option	Purchased	370,000	14.7500 GBP	European	16 Dec 2011
Mar 2008 Put	Written	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	13 February 2008

Amendment: Late booking of Sale of 250,000 @ 38.15 AUD on 14/02/2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,809,551	(0.0836%)	4,348,455	(0.1294%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,809,551	(0.0836%)	4,348,455	(0.1294%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale Sale*	100,000 300 250,000	37.43 AUD 37.05 AUD 38.15 AUD

*late booking on 14/02/2008

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	15 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 2.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	14 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	14,877,540	(1.1994%)	37,900	(0.0030%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	14,877,540	(1.1994%)	37,900	(0.0030%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	8,372	6.0550 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	15 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 3

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD USD 0.50
Date of dealing	14 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	16,975,015	(0.7691%)	156,222	(0.0071%)
(2) Derivatives (other than options)	25,700	(0.0011%)	135,941	(0.0061%)
(3) Options and agreements to purchase/sell	3,828,000	(0.1734%)	6,181,000	(0.2800%)
Total	20,828,715	(0.9436%)	6,473,163	(0.2932%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Purchase Purchase Purchase Purchase Purchase Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale	5,000 14,503 2,497 187,299 5,525 10,000 2,200 10,000 10,000 2,000 3,426 3,268 170,000 12,964 867 2,000 1,500 4,000 14,000 2,200 5,000 15,000 7,000 2,700 3,000,000 10,000

15.5100 GBP
15.5400 GBP
15.5500 GBP
15.6147 GBP
15.6203 GBP
15.7700 GBP
15.8100 GBP
15.5200 GBP

15.5800 GBP
15.5900 GBP
15.6000 GBP
15.6100 GBP
15.6105 GBP
15.6200 GBP
15.6300 GBP
15.6400 GBP
15.6600 GBP
15.7300 GBP
15.7900 GBP
15.8100 GBP
15.8200 GBP
15.8300 GBP

15.8400 GBP
15.6600 GBP
15.5500 GBP
15.6900 GBP

(b)	Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
Mar 2008 Call Warrant	Long	3,000	0.0380 GBP
(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)
Feb 2008 Put Option Feb 2008 Put Option Jun 2008 Put Option Jun 2009 Put Option	Purchasing Purchasing Purchasing Purchasing	30,000 15,000 15,000 1,000	15.5000 15.5000 12.0000 12.0000	American American American American	15/02/2008 15/02/2008 20/06/2008 19/06/2009	0.7500 GBP 0.8000 GBP 0.3100 GBP 1.2251 GBP

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)               YES/ ~~NO~~

Date of disclosure	15 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SUPPLEMENTAL FORM 8

DETAILS OF OPEN POSITIONS
(This form should be attached to Form 8.1, Form 8.1(b)(ii) or Form 8.3, as appropriate)

OPEN POSITIONS (Note 1)

Product name, e.g. call option	Written or purchased	Number of securities to which the option or derivative relates	Exercise price (Note 2)	Type, e.g. American, European etc.	Expiry date
Feb 2008 Put Option	Purchase	250,000	15.0000 GBP	American	15 Feb 2008
Mar 2008 Call Option	Purchase	250,000	18.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	250,000	19.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Purchase	750,000	12.0000 GBP	American	20 Mar 2008
April 2008 Put Option	Purchase	30,000	14.0000 GBP	American	18 Apr 2008
Feb 2008 Put Option	Purchase	50,000	14.0000 GBP	American	15 Feb 2008
Feb 2008 Put Option	Purchase	45,000	15.5000 GBP	American	15 Feb 2008
Feb 2008 Call Option	Written	30,000	16.0000 GBP	American	15 Feb 2008
Jun 2008 Put Option	Purchase	15,000	15.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	25,000	12.0000 GBP	American	20 Jun 2008
Jun 2008 Put Option	Written	160,000	13.0000 GBP	American	20 Jun 2008
Mar 2008 Put Option	Purchase	5,000	11.0000 GBP	American	20 Mar 2008
Mar 2008 Put Option	Written	178,000	13.0000 GBP	American	20 Mar 2008
Mar 2008 Call Option	Written	55,000	18.0000 GBP	American	20 Mar 2008
Jun 2009 Put Option	Purchased	1,000	12.0000 GBP	American	19 Jun 2009
Dec 2011 Call Option	Written	370,000	14.7500 GBP	European	16 Dec 2011
Mar 2008 Put	Written	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Written	500,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Written	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	350,000	15.00 GBP	American	20 Mar 2008
Apr 2008 Put	Purchased	110,000	9.85 GBP	American	11 Apr 2008
Mar 2008 Call	Written	1,000,000	25.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	500,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Call	Purchased	350,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	10.00 GBP	American	20 Mar 2008
Mar 2008 Put	Written	500,000	9.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	1,000,000	15.00 GBP	American	20 Mar 2008
Mar 2008 Put	Purchased	500,000	9.00 GBP	American	20 Mar 2008

Notes

1. Where there are open option positions or open derivative positions (except for CFDs), full details should be given. Full details of any existing agreements to purchase or to sell should also be given on this form.

2. For all prices and other monetary amounts, the currency must be stated.

For details of the Code’s dealing disclosure requirements, see Rule 8 and its Notes which can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	BHP Billiton Ltd
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	14 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	2,900,101	(0.0863%)	4,348,455	(0.1294%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	2,900,101	(0.0863%)	4,348,455	(0.1294%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase Sale	92,250 1,700	38.79 AUD 38.63 AUD

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing Purchase

securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	15 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 4

                               FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Abbot Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.15
Date of dealing	15 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	9,973,002	(4.2918%)	210,055	(0.0903%)
(2) Derivatives (other than options)	0	(0.0%)	0	(0.0%)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	9,973,002	(4.2918%)	210,055	(0.0903%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	1,000,000	3.8644 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	18 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 5

                               FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	18 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	14,864,987	(1.1992%)	37,900	(0.0030%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	14,864,987	(1.1992%)	37,900	(0.0030%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale	3,600 8,953	6.0150 GBP 6.0620 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	19 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Enclosure 6.

                                                                                                     FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1.     KEY INFORMATION

Name of person dealing (Note 1)	Royal Bank of Scotland Group Plc
Company dealt in	Reuters Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORD GBP 0.25
Date of dealing	19 February 2008

2.     INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)     Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities	11,113,981	(0.8966%)	37,900	(0.0030%)
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell	0	(0.0%)	0	(0.0%)
Total	11,113,981	(0.8966%)	37,900	(0.0030%)

(b)      Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)     Rights to subscribe (Note 3)

Class of relevant security:	Details

3.     DEALINGS (Note 4)

(a)     Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale Sale Sale Sale	1,203 1,932,500 670,000 1,147,303	6.0370 GBP 6.0740 GBP 6.1319 GBP 6.1400 GBP

(b)     Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)     Options transactions in respect of existing securities

(i)     Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)     Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)     Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)

Details	Price per unit (if applicable) (Note 5)

4.     OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                ~~YES~~ /NO

Date of disclosure	20 February 2008
Contact name	Richard Hopkins
Telephone number	(020) 7714 4459
If a connected EFM, name of offeree/with which connected
If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:22/02/2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat